RESOURCE
CAPITAL FUNDS

Resource Capital Funds Management Pty Ltd
ABN: 25 098 091 715

Level 3
24 Kings Park Road
West Perth WA 6005

Postal Address:
PO Box 524
West Perth WA 6872

Telephone: (08) 9485 2770
Facsimile: (08) 9485 2779
e-mail: perth@rcflp.com
www.resourcecapitalfunds.com

To:	Company Announcements	From:	Cassie Boggs
Fax:	1300 135 638	Pages:	2
Company:	ASX Announcements	Date:	12 April 2011
Re:	**FORM 605**	CC:	Company Secretary Allied Gold Limited 07 3252 3552

☐ URGENT ☐ FOR REVIEW ☐ PLEASE REPLY ☐ PLEASE COMMENT ☐ PLEASE RECYCLE

Ceasing to be a Substantial Shareholder Notice

Resource Capital Fund III LP lodge the attached Form 605 in relation to Allied Gold Limited.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: ALLIED GOLD LIMITED

ACN/ARSN: ABN 86 104 855 067

1. Details of substantial holder (1)

Name: RESOURCE CAPITAL FUND III LP ("RCF III")
ACN/ARSN (if applicable): N/A

The holder ceased to be a substantial holder on 12/04/2011
The previous notice was given to the company on 26/11/2009
The previous notice was dated 26/11/2009

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
12/04/2011	RCF III	DILUTION FROM PRIVATE SHARE PLACEMENT	N/A	53,685,093 ORDINARY SHARES	53,685,093

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
RCF III	COMMON MANAGEMENT

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
RCF III	1400 16TH STREET, SUITE 200, DENVER CO 80202 USA

Signature

print name	CATHERINE J BOGGS	capacity	AUTHORISED OFFICER
sign here		date	12/04/2011

RESOURCE CAPITAL FUND III L.P.
By Resource Capital Associates III L.P
General Partner
By RCA III GP Ltd., General Partner

By *Catherine J Boggs*
Catherine J. Boggs, General Counsel